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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                             VIRCO MFG. CORPORATION
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                                (NAME OF ISSUER)

                                  Common Stock
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                         (TITLE OF CLASS OF SECURITIES)

                                    927651109
                                   ----------
                                 (CUSIP NUMBER)

                                  May 16, 2003
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 927651109




1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)


                Nancy Virtue-Cutshall

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [ ]
     (b)  [ ]


3.   SEC Use Only

4.   Citizenship or Place of Organization

                California


                5.    Sole Voting Power

                          977,860 (1)

     NUMBER OF  6.    Shared Voting Power
      SHARES
   BENEFICIALLY              0
     OWNED BY
       EACH     7.    Sole Dispositive Power
    REPORTING
      PERSON              977,860 (1)
       WITH
                8.    Shared Dispositive Power

                          0


  9.   Aggregate Amount Beneficially Owned by Each Reporting Person

                977,860 (1)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                [ ]

11.    Percent of Class Represented by Amount in Row (9)

                7.47% (2)

12.   Type of Reporting Person (See Instructions)

                IN


(1) Pursuant to Rule 13d-3(a)(1) and (2), this number includes 348,423 shares held in trust of which Ms. Cutshall is the sole trustee. Ms. Cutshall possesses the power to both vote and invest, including the power to dispose of, all the shares set forth on this Schedule 13G.

(2) Based on the number of Virco Mfg. Corporation's shares of Common Stock outstanding as of April 26, 2004, as reported in Virco Mfg. Corporation's
Schedule 14A Definitive Proxy Statement filed with the Securities and Exchange Commission on May 5, 2004.



                                       2
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ITEM 1.   (a)   Name of Issuer

                Virco Mfg. Corporation

          (b)   Address of Issuer's Principal Executive Offices

                2027 Harpers Way, Torrance, CA 90501

ITEM 2.   (a)   Name of Person Filing

                Nancy Virtue-Cutshall

          (b)   Address of Principal Business Office or, if none, Residence

                2027 Harpers Way, Torrance, CA 90501

          (c)   Citizenship

                California

          (d)   Title of Class of Securities

                Common Stock

          (e)   CUSIP Number

                927651109


                                       3
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ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B),
          OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

          Note applicable.

ITEM 4.   OWNERSHIP

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)   Amount beneficially owned:

                977,860 (1)

          (b)   Percent of class:
                7.47% (2)

          (c)   Number of shares as to which the person has:

                (i)   Sole power to vote or to direct the vote

                      977,860 (1)

                (ii)  Shared power to vote or to direct the vote

                      0

                (iii) Sole power to dispose or to direct the disposition of

                      977,860 (1)

                (iv)  Shared power to dispose or to direct the disposition of

                      0

(1) Pursuant to Rule 13d-3(a)(1) and (2), this number includes 348,423 shares held in trust of which Ms. Cutshall is the sole trustee. Ms. Cutshall possesses the power to both vote and invest, including the power to dispose of, all the shares set forth on this Schedule 13G.

(2) Based on the number of Virco Mfg. Corporation's shares of Common Stock outstanding as of April 26, 2004, as reported in Virco Mfg. Corporation's
Schedule 14A Definitive Proxy Statement filed with the Securities and Exchange Commission on May 5, 2004.




ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS


           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].



                                       4
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ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           Some of the reported shares are held in trust for the benefit of Nancy Virtue-Cutshall's son.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

           Not applicable

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           Not applicable

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP

           Not applicable

ITEM 10.   CERTIFICATION

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                             July 1, 2004
                                                     ---------------------------
                                                                  Date

                                                     -s-   Nancy Virtue-Cutshall
                                                     ---------------------------
                                                               Signature

                                                          Nancy Virtue-Cutshall
                                                     ---------------------------
                                                               Name/Title